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                      AMENDMENT DATED DECEMBER 13, 2006 TO
                            JOHN HANCOCK TRUST BYLAWS
                               DATED JUNE 30, 2006

Section 6 of the Bylaws, which is currently named "Officers" is renamed "Officers and Trustees Emeritus."

The following new sub-section is added to Section 6:

Section 6.14 Trustee Emeritus

The Board of Trustees may, from time to time, in its discretion, confer upon such of its former members as it may determine the title of "Trustee Emeritus." Such title shall be honorary in nature, and persons upon whom the title may be conferred shall not be members of the Board of Trustees, shall not vote upon matters submitted to a vote of the Board of Trustees, and shall serve as Trustee Emeritus pursuant to such policies and procedures as the Board of Trustees may establish from time to time.

A Trustee Emeritus shall attend all Board of Trustees meetings. The Trustee Emeritus shall also serve on such committees of the Board of Trustees and perform such other duties as the Chairman of the Board of Trustees may request from time to time.

For his or her services, a Trustee Emeritus shall be entitled to receive such compensation from the Trust as the Board of Trustees shall determine from time to time.